 QuickLinks -- Click here to rapidly navigate through this document

Exhibit 11.3

Investor Contacts: Tom Tomlinson / Tony Ishaug
Telephone: (952) 944-5600

DEPARTMENT 56 TO OPEN RETAIL STORE AT DISNEYLAND

    November 3, 2000—Eden Prairie, MN.—Department 56 (NYSE: DFS) announced today that it will open a Company-owned retail store at "Downtown Disney", the retail and entertainment complex located next to the Disneyland theme park in Anaheim, California in March of 2001. This opening follows on the success of the Company's first store at the Mall of America, Minneapolis and its recently opened second store in the Desert Passage retail complex at the Aladdin Casino and Resort in Las Vegas.

    "We expect Department 56 at "Downtown Disney" to be a significant asset in broadening the base of consumers who buy our product lines," said Susan Engel, Chairwoman and Chief Executive Officer. "With the enormous number of Disneyland guests, we view this as an ideal opportunity to continue our program of opening a limited number of retail stores in selected markets where we are able to expose our products to a large number of potential new Department 56 consumers."

    Department 56, Inc. is a leading collectibles and giftware company known for its lighted Villages, Snowbabies™ figurines and extensive lines of holiday and home decorative products. Its products are sold primarily through gift, specialty and department store retailers in the United States, Canada and Europe. For more information on the Company's products, visit www.department56.com.

QuickLinks

DEPARTMENT 56 TO OPEN RETAIL STORE AT DISNEYLAND